Effective Therapeutics for Cardiovascular Needs

First Quarter
Ended August 31, 2003

CORPORATE OFFICE:
4-1200 Waverly Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220 Fax: 204 488 9823
www.medicureinc.com

TRADING SYMBOLS	For more information, please contact:
TSE: MPH, MPH.WT	Derek Reimer, CFO
Email: dgreimer@medicureinc.com

This report may contain forward-looking statements that involves risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Message to Shareholders, October 2003

During the first quarter of fiscal 2004, we made significant progress on a number of fronts and this was tangibly acknowledged and endorsed by investors in the form of a successful equity financing with gross proceeds raised of $7.6 million. This financing was conducted by a syndicate led by Research Capital Corporation, and including First Associates Investments Inc. and Paradigm Capital Inc., and was sold by way of private placement of 8,997,632 common shares of the Company at a price of $0.85 per share. The proceeds significantly strengthened our balance sheet and will allow us to accelerate clinical development of our lead product MC-1 and our recently announced new drug candidate, MC-4232.

We are pleased that some of the most knowledgeable and sophisticated biotech investors participated in this private placement financing and we feel that their commitment to Medicure represents a strong endorsement of our Company and our upcoming clinical activities.

MC-4232: A New Drug Candidate

In June, we announced that we were moving forward with a submission to Canada's Therapeutics Product Directorate (TPD) for the commencement of an initial Phase II clinical trial as part of the development program for Medicure's second drug candidate, MC-4232, for use in the treatment of hypertension. Approval was subsequently received in July.

This represents another important clinical milestone for the Company and further demonstrates the depth of our product pipeline and development expertise. MC-4232 is the Company’s second cardiovascular drug in Phase II clinical development targeting a major unmet component of the cardiovascular market. Based on the positive discussions we had with the US Food and Drug Administration (FDA) prior to our submission, we are confident that it is possible to develop MC-4232 to market within a relatively short timeframe.

Corporate Developments

During the quarter under review, we strengthened our management team with two significant appointments. In June, we announced the appointment of Robert G. Burford, PhD. F.A.C.A. to the position of Vice-President, Product Development, and in July, Ahmad Khalil, MD, PhD, to the position of Director, Scientific Affairs.

Dr. Burford brings 38 years of pharmaceutical research and development experience to the Company, particularly in the area of clinical programs for new cardiovascular drugs. Throughout his career he has led the planning and managing product development programs and clinical studies of new chemical entities in the preparation of regulatory submissions in both domestic and foreign markets. A pharmacologist/toxicologist by training, Dr. Burford's clinical expertise is in the field of cardiovascular medication and in particular anti-hypertensive drugs. He is focusing on advancing the development of MC-4232.

Dr. Khalil received his MD from the Medical Academy IP in Bulgaria in 1986, and his PhD (1997) from the University of Montreal. He has excellent research experience in the areas of in vivo antithrombotic treatment and ischemia reperfusion, as well as therapeutic approaches to coronary artery bypass graft surgery, much of which was done during his tenure as researcher and lecturer at the renowned Montreal Heart Institute. He is responsible for directing the Company's regulatory strategies and clinical research coordination.

We also announced the strengthening of our proprietary position during the quarter with the receipt of a Patent to protect the use of several of Medicure's novel therapeutics in the treatment of stroke and stroke-related conditions.

Enhancing Our Visibility

We continued our efforts to enhance the overall awareness and visibility of the Company throughout Canada, Europe and parts of the United States. Of note, we made a corporate presentation at BIO 2003 in Washington, D.C., the world's largest gathering of biotechnology companies and their leaders. In addition, we made numerous presentations to institutions, brokerage firms and individual shareholders in London, Edinburgh, Geneva, Zurich, New York, Toronto and Montreal, and we were extremely pleased at the response Medicure has received as a result of these meetings.

We were pleased recently that the results from our MEND-1, Phase II clinical trial of the cardioprotective effects of MC-1, were published in the September 15, 2003 edition of The American Journal of Cardiology (92:660-664). The publication presents further detail, background information and analysis of the MEND-1 study. In addition, the MEND-1 results were presented at the Transcatheter Cardiovascular Therapeutics (TCT) 2003 Scientific Sessions in Washington, D.C. The presentation was made by Dr. David Kandzari, Assistant Professor of Medicine and Director of Interventional Cardiology Research at the Duke Clinical Research Institute in Durham, North Carolina.

Filed IND For Phase II CABG Trial

Subsequent to the end of the quarter, we were pleased to announced that we had filed for regulatory approval with the U.S. Food and Drug Administration (FDA) and Canada's Therapeutics Product Directorate (TPD) to commence a Phase II clinical trial of MC-1 to evaluate the cardioprotective and neuroprotective effects of the drug in patients undergoing high-risk Coronary Artery Bypass Graft surgery. Up to 900 patients undergoing the CABG procedure will be enrolled in the dose response study, which will be carried out under the direction of Dr. Jean-Claude Tardif, MD, FRCP, Director of Clinical Research and Associate Professor of Medicine at the Montreal Heart Institute, and Dr. Robert Harrington, Professor of Medicine and Director of Cardiovascular Clinical Trials, Duke University Medical Centre.

Outlook

With the successful completion of the financing in June, the Company is in a stronger financial position to develop our ongoing drug discovery program and to negotiate with potential partners.

I thank all shareholders and Medicure employees for their continued support and contributions to the development of our Company.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three Month Period Ended August 31, 2003

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2003 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview

Medicure is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead product, MC-1 and a second product MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the recently completed Phase II clinical trial, MEND-1, showed that MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product, MC-4232 is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

RESULTS OF OPERATIONS

Investment Income

Interest and other income for the first quarter ended August 31, 2003 was $70,000 compared to $66,000 for the first quarter ended August 31, 2002. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. During the first quarter ended August 31, 2003 research and development costs were $755,000 as compared to $1,002,000 for the same quarter in 2002. The decrease in expenditures is as a result of the clinical program costs being lower in the current quarter as the prior year figure included the costs associated with the Phase II trial, MEND-1.

The Company expects the research and development expenditures for the remainder of fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. In a pre-IND meeting to consider the Company’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) agreed in principle with the Company’s plan with regard to the proposed Phase II/III clinical program. As part of this plan, the Company obtained approval from Canada's Therapeutic Products Directorate (TPD) to commence an initial 15 patient study during the first quarter ended August 31, 2003.

General and Administrative

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administrative expenditures for the current quarter were $409,000 compared to $263,000 for the same quarter of the prior fiscal year. The increase is attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2004 to support these increased business development activities.

As a result of the above noted items, the financial results for the first quarter ended August 31, 2003 include a consolidated net loss from operations of $1,100,000 or $0.02 per share compared to a net loss of $1,206,000 or $0.03 per share for the three month period ended August 31, 2002. As discussed, the decrease in operating loss was primarily due to a reduction in clinical expenditures incurred as compared to the prior year.

Liquidity and Capital Resources

At August 31, 2003, the Company had cash and cash equivalents totaling $10,265,000 as compared to $4,130,000 as of May 31, 2003. On June 26, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates.

For the three months ended August 31, 2003, Medicure received proceeds of $250,000 from the exercise of options and warrants compared to $25,000 for the same period in fiscal 2003. The total number of Common Shares increased to 47,942,521 from 38,509,864 at May 31, 2003.

Subsequent to August 31, 2003, the Company received an additional $912,000 from the exercise of 78,000 options and 1,153,500 warrants.

OUTLOOK

The Company expects to continue to incur operating losses as it expands its clinical and drug discovery programs. The Company expects higher clinical expenses as a result of the planned Phase II clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the commencement of the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. As at September 30, 2003, the Company had 16.9 million warrants outstanding that expire on December 20, 2003. Should all of these outstanding warrants be exercised it would result in proceeds of $13.5 million and provide sufficient resources to fund planned operations until the first quarter of fiscal 2006. Funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2004 to fund operations over the long term.

Risks and Uncertainty

The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

MEDICURE INC.
Consolidated Balance Sheets

	August 31,	May 31,
	2003	2003
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$10,264,581	$4,130,456
Accounts receivable	155,630	79,544
Prepaid expenses	52,352	55,048
Research advance	200,000	200,000
	10,672,563	4,465,048

Capital assets	63,098	67,497
Patent costs	800,587	763,464
	$11,536,248	$5,296,009

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$376,175	$353,908

Shareholders' equity:
Capital stock (Note 3)	24,794,455	17,502,222
Contributed surplus	130,617	105,375
Deficit	(13,764,999)	(12,665,496)
	11,160,073	4,942,101

	$11,536,248	$5,296,009

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended
	August 31,	August 31,
	2003	2002
	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$70,205	$66,385
Government assistance	3,999	1,067
	74,204	67,452

Expenses:
General and administrative	409,239	263,261
Research and development	755,174	1,002,064
Amortization	9,294	8,413
	1,173,707	1,273,738

Loss for the period	(1,099,503)	(1,206,286)

Deficit, beginning of period	(12,665,496)	(8,471,808)

Deficit, end of period	$(13,764,999)	$(9,678,094)

Basic and diluted loss per share	$(0.02)	$(0.03)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended
	August 31,	August 31,
	2003	2002
	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(1,099,503)	$(1,206,286)
Adjustment for:
Amortization of capital assets
and patents	9,294	8,413
Stock-based compensation	25,242	3,377
Change in the following:
Accounts receivable	(76,086)	(62,270)
Prepaid expenses	2,696	20,909
Accounts payable and accrued
liabilities	22,267	(93,582)
	(1,116,090)	(1,329,439)

Investing activities:
Acquisition of capital assets	(1,125)	(2,230)
Patent costs	(40,893)	(29,171)
	(42,018)	(31,401)

Financing activities:
Issuance of common shares, net of share
issue costs	7,292,233	25,200
	7,292,233	25,200

Increase (decrease) in
cash and cash equivalents	6,134,125	(1,335,640)

Cash and cash equivalents, beginning of
period	4,130,456	8,341,018

Cash and cash equivalents, end of
period	$10,264,581	$7,005,378

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Three months ended August 31, 2003

1.

Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2003. These statements should be read in conjunction with the May 31, 2003 audited financial statements.

The current period’s financial statements include the operations of the Company for the three-month period ended August 31, 2003.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1 and its second clinical candidate MC-4232. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3.	Capital stock:
(a)

Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Three months ended August 31, 2003

3.	Capital stock (continued):
	(b)	Shares issued and outstanding are as follows:
	August 31,	May 31,
	2003	2003

Common shares	$24,794,455	$17,502,222

Number of shares		Amount

Common shares:
Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627
Balance at May 31, 2003	38,509,864	$17,502,222

Private placement for cash on June 26, 2003
net of share issue costs of ($ 606,370)	8,997,632	7,041,617
Exercise of warrants for cash	416,692	236,450
Exercise of options for cash	18,333	14,166
Balance at August 31, 2003	47,942,521	$24,794,455

On June 26, 2003, the company, through a private placement, issued 8,997,623 common shares at a price of $0.85 per common share for total gross proceeds of $7,648,000 (net proceeds of $7,041,617 after share issuance costs). As additional compensation to the underwriters, the company issued compensation options of 629,834 common shares of the company exercisable at $1.00 per common share. These compensation options expire June 26, 2005.

(c)

Options:

The company has a Stock Option Plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 3,700,000 common shares of the company at any time. The stock options are subject to vesting over a period of three years.

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Three months ended August 31, 2003

3.	Capital stock (continued):
A summary of the company’s Stock Option Plan is as follows:
	August 31, 2003		May 31, 2003
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
year	2,137,033	$0.83	1,973,033	$1.05
Granted	370,000	1.10	505,000	0.74
Exercised	(18,333)	0.77	(126,000)	0.20
Cancelled or expired	(36,667)	1.05	(215,000)	2.33
Balance, end of year	2,452,033	$0.88	2,137,033	$0.83

Options exercisable, end
of year	1,693,366

Options outstanding at August 31, 2003 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.50 - 1.10	2,342,033	2.8 years	$ 0.82	1,583,366
2.15 - 2.45	110,000	1.7 years	2.22	110,000
	2,452,033	2.6 years	$ 0.88	1,693,366

The compensation expense related to stock options granted under the Stock Option Plan during the three month period ended August 31, 2003 to non-employees aggregated $25,242. The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	3.91%
Dividend yield	–
Expected volatility	83%

The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the period of service. For awards that vest

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Three months ended August 31, 2003

3.	Capital stock (continued):

on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation options granted to employees and directors during the three month period ended August 31, 2003 using a fair value based approach:

	August 31, 2003	August 31, 2002

Loss for the period ended August 31, 2003:	$(1,099,503)	$(1,206,286)
Add: Stock based compensation	(7,496)	-
Pro forma loss for the period	(1,106,999)	(1,206,286)

Basic and diluted loss per common share:
As reported	$(0.02)	$(0.03)
Pro forma	(0.02)	(0.03)

(d)	Warrants:
				Granted			Granted
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)	August 31,
(Expiry date)	granted	per share	2002	(Cancelled)*		2003	(Cancelled)*	2003

Prospectus offering
18,461,537 warrants
(December 20, 2003)	18,461,537	0.65 - 0.81	18,461,537	(15,000)		18,446,537	(416,692)	18,029,845

Private placements:
1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	(1,360,000	)*	–	–	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	120,000	(120,000	)*	–	–	–

629,834 units
(June 26, 2003)	629,834	1.00	–	–		–	629,834	629,834

Subsequent to August 31, 2003, the Company received an additional $912,000 from the exercise of 78,000 options and 1,153,500 warrants.
(e)

Loss per share:

The weighted average number of common shares and class A common shares outstanding for the three month period ended August 31, 2003 and 2002 were 45,132,405 and 36,621,392 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

Unaudited – Prepared by Management

Medicure Inc.
Notes to Consolidated Financial Statements
Three months ended August 31, 2003

4.

Related party transactions:

During the three months ended August 31, 2003, the Company paid companies controlled by a director, a total of $47,948 (three months ended August 31, 2002 - $46,773) for office rent and consulting fees. These fees are subject to annual agreements, which can be renewed at the option of both parties. These transactions are in the normal course of operations and are measured at the exchange amount which is the fair market value of the consideration and agreed to by the related parties.

Unaudited – Prepared by Management